Exhibit 99.1

Oslo Børs 22.11.2019, 08:45:00

Telenor sells remaining shares in VEON

Telenor has today sold its remaining 157 million shares in VEON. The total consideration amounts to USD 362 million (around NOK 3.3 billion), with cash effect in the fourth quarter of 2019. This transaction is in line with the previously communicated strategy and concludes the final sell-down in VEON. Citi has been Telenor counterpart for the sale.